SECURITIES AND EXCHANGE COMMISSION

                                   WASHINGTON, D.C. 20549

-------------------------------------------------------------------------------

In the Matter of

                                                CERTIFICATE
New Century Energies, Inc.
                                                     OF
File No. 70-9397
                                                NOTIFICATION
(Public Utility Holding Company
Act of 1935)

-------------------------------------------------------------------------------



      This Certificate of Notification is filed by New Century Energies, Inc. ("NCE"), a Delaware corporation, pursuant to Rule 24. Such filing is made pursuant to NCE's Form U-1 Application-Declaration, as amended (the "Application-Declaration"), and the orders of the Securities and Exchange Commission (the "Commission") dated April 7, 1999 (HCAR No.27000) (the "Order") in the above-referenced file. The Order directed that NCE file with the Commission certificates pursuant to Rule 24 on a quarterly basis within 60 days from the end of the first three quarters and within 90 days from the end of the last calendar quarter. As such, this certificate reports transactions from October 1, 1999 through December 31, 1999 (the "Fourth Quarter").

a.) The sale of any Common Stock by NCE and the purchase price per share and the market price per share at the date of the agreement of sale.

      None.

b.) The total number of shares of Common Stock issued or issuable under options granted during the quarter under NCE's dividend reinvestment plan and benefit plans.

      NCE issued 302,110 shares under its dividend reinvestment plan and 1,385 shares under its employee benefit plans.

c.) If Common Stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to acquirer.

      None.

d.) The names of the guarantors and of the beneficiaries of any NCE or Subsidiary Guarantee issued during the quarter, and the amount, term and purpose of the guarantee.

      The following guarantees were issued during the Fourth Quarter of 1999:

Guarantor           Benefiting          Amount      Matures     Purpose
                    Subsidiary
-------------------------------------------------------------------------------
NCE                 e prime, inc.       $3,000,000  Continuing  Gas Trading
NCE                 e prime, inc.       $2,000,000  Continuing  Gas Trading
NCE                 e prime, inc.       $  500,000  5/15/00     Gas Trading
NCE                 e prime, inc.       $1,000,000  7/23/00     Gas Trading
NCE                 e prime, inc.       $1,000,000  8/17/00     Gas Trading
NCE                 e prime, inc.       $1,000,000  10/31/00    Gas Trading
NCE                 e prime, inc.       $5,000,000  10/11/00    Gas Trading
NCE                 e prime, inc.       $1,250,000  10/31/01    Gas Trading
NCE                 e prime, inc.       $  500,000  11/30/00    Gas Trading
NCE                 e prime, inc.       $3,000,000  11/30/00    Gas Trading


e.) The amount and terms of any Short Term Debt issued by NCE and the Utility Subsidiaries during the Quarter.

      NCE borrows and repays short-term debt on an on-going basis. As of 12/31/99, 1999 NCE had $100,150,000 in short-term debt outstanding at a cost of 6.36%. This debt matures on 2/25/00.

f.) The amount and terms of any financings consummated by any Utility Subsidiaries that are not exempt under Rule 52.

      On an on-going basis Cheyenne Light Fuel and Power Company (Cheyenne) borrows and repays short-term debt to NCE. As of December 31, 1999, Cheyenne had $19,300,000 in short-term debt outstanding at a cost of 5.85%.

g.) The amount and terms of any financings consummated by any Non-utility Subsidiary during the quarter that are not exempt under Rule 52.

      1.) Certain inter-company notes are issued and repaid on an on-going basis. As of December 31, 1999 the following such inter-company notes were outstanding:

                                            Amount                  Interest
Lender              Borrower                Outstanding  Maturity   Rate

NC Enterprises,     Cadence                 $210,000     Open       5.85%
Inc.

NC Centrus          NC Enterprises, Inc.    $225,000     Open       5.85%

Colorado Natural    Natural Fuels Company,  $518,000     Open       6.05%
Fuels, LLC          LLC

NC Enterprises,     Natural Fuels           $900,000     Open       5.85%
Inc                 Corporation, LLC

NCE                 NC Enterprises, Inc.    $2,075,000   Open       5.85%
Communications,
Inc.

e prime, inc.       NC Enterprises, Inc.    $2,000,000   Open       5.85%

NC International,   NC Enterprises, Inc.    $18,085,000  Open       5.85%
Inc.

Utility             NC Enterprises, Inc.    $27,000,000  Open       5.85%
Engineering
Corporation

Quixx Corporation   NC Enterprises, Inc.    $3,340,000   Open       5.85%
Inc.

New Century         New Century Services,   $30,200,000  Open       5.85%
Energies, Inc.      Inc.


NC Enterprises,     Planergy, Inc.          $6,531,350   Open       5.85%
Inc.

NC Enterprises,     Natural Station         $281,000     Open       6.05%
Inc.                Equipment, LLC

Texas Ohio          e prime, inc.          $325,000      Open       5.85%
Pipeline, Inc.

1480 Welton, Inc.   Public Service Company  $11,808,970  Open       6.05%
                    of Colorado

P.S.R. Investments  Public Service Company  $115,000     Open       6.05%
Inc.                of Colorado



h.) A list of U-6B-2 forms filed with the Commission during the quarter, including the name of the filing entity and the date of filing.

  Filing Entity               Date Filed           Securities Issued
Southwestern Public          December 23,      Southwestern Public Service
Service Company              1999              Company Commercial Paper
                                               program ($250M)

i.) Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including NCE, that has engaged in jurisdictional financing transactions during the quarter.

      The consolidated balance sheet of NCE as of December 31, 1999 is incorporated by reference. Such balance sheet was filed with NCE's Form 10-K for December 31, 1999 (file number 1-12927).

      The following balance sheets as of December 31, 1999 are attached as:

Exhibit 1   Cheyenne Light Fuel and Power Company
Exhibit 2   New Century Services, Inc.
Exhibit 3   New Century Enterprises, Inc. and Subsidiaries
Exhibit 4 New Century Enterprises, Inc. - Stand Alone filed under confidential treatment pursuant to Rule 104 (b).
Exhibit 5 Balance Sheet of e prime, inc. and subsidiaries filed under confidential treatment pursuant to Rule 104 (b). Exhibit 6
Exhibit 6 Balance Sheet of e prime, inc. - Stand Alone filed under confidential treatment pursuant to Rule 104 (b).
Exhibit 7 Balance Sheet of Planergy, Inc. filed under confidential treatment pursuant to Rule 104 (b).
Exhibit 8 Balance Sheet of Quixx, Inc. and subsidiaries filed under confidential treatment pursuant to Rule 104 (b).
Exhibit 9 Balance Sheet of Quixx, Inc. - Stand Alone filed under confidential treatment pursuant to Rule 104 (b).
Exhibit 10 Balance Sheet of Utility Engineering Corporation and subsidiaries filed under confidential treatment pursuant to Rule 104 (b).
Exhibit 11 Balance Sheet of Utility Engineering Corporation - Stand Alone filed under confidential treatment pursuant to Rule 104 (b).
Exhibit 12 Balance Sheet of NCE Communications filed under confidential treatment pursuant to Rule 104 (b).
Exhibit 13 Balance Sheet of Cadence filed under confidential treatment pursuant to Rule 104 (b).
Exhibit 14 Balance Sheet of NC Centrus filed under confidential treatment pursuant to Rule 104 (b).
Exhibit 15 Balance Sheet of Natural Station Equipment LLC filed under confidential treatment pursuant to Rule 104 (b).
Exhibit 16 Balance Sheet of Colorado Natural Fuels LLC filed under confidential treatment pursuant to Rule 104 (b).
Exhibit 17 Balance Sheetof New Century International, Inc. filed under confidential treatment pursuant to Rule 104 (b).
Exhibit 18 Balance Sheet of Texas Ohio Pipeline, Inc. filed under confidential treatment pursuant to Rule 104 (b).
Exhibit 19 Balance P.S.R. Investments, Inc. filed under confidential treatment pursuant to Rule 104 (b).
Exhibit 20 Balance Sheet of 1480 Welton, Inc., Inc. filed under confidential treatment pursuant to Rule 104 (b).

                                   New Century Energies, Inc.

Dated:  April 6, 2000              By:    /s/ Nancy E. Felker
                                              Nancy E. Felker
                                              Assistant Treasurer

              CHEYENNE LIGHT FUEL AND POWER COMPANY
                     UNAUDITED BALANCE SHEET
                     (Thousands of Dollars)
                       December 31, 1999


                       ASSETS
 Property, plant and equipment, at cost:                                109,899
 Accumulated depreciation                                               (34,265)
                                                                     ----------
      Total property, plant and equipment                                75,634
                                                                     ----------
 Investments, at cost:                                                        1
                                                                     ----------

 Current assets:
      Cash and temporary cash investments                                   328
      Accounts receivable                                                 5,318
      Accounts receivable from associated companies                       1,323
      Accrued unbilled revenues                                           1,077
      Recoverable purchased gas and electric energy costs                 2,218
      Materials and supplies, at average cost                               698
      Gas in underground storage, at cost (LIFO)                          1,169
      Prepaid expenses and other                                            199
                                                                     ----------
        Total current assets                                             12,330
                                                                     ----------
 Deferred charges:
      Regulatory assets                                                     294
      Unamortized debt expense                                              587
      Other                                                               1,088
                                                                     ----------
        Total deferred charges                                            1,969
                                                                     ----------

      Total assets                                                       89,934
                                                                     ==========


              CAPITAL AND LIABILITIES

 Common stock                                                             3,044
 Retained earnings                                                       20,364
                                                                     ----------
      Total common equity                                                23,408
 Long-term debt                                                          29,000
                                                                     ----------
      Total capital                                                      52,408
                                                                     ----------

 Noncurrent liabilities                                                     698
                                                                     ----------
 Current liabilities:
      Notes payable and commercial paper                                 19,300
      Accounts payable                                                    4,960
      Accounts payable to associated companies                            2,194
      Customers' deposits                                                   285
      Accrued taxes                                                         363
      Accrued interest                                                      398
      Other                                                               1,063
                                                                     ----------
        Total current liabilities                                        28,563
                                                                     ----------
 Deferred credits:
      Customers' advances for construction                                1,086
      Unamortized investment tax credits                                  1,172
      Accumulated deferred income taxes                                   5,950
      Other                                                                  57
                                                                     ----------
        Total deferred credits                                            8,265
                                                                     ----------

      Total capital & liabilities                                        89,934
                                                                     ==========

                             NEW CENTURY SERVICES
                            UNAUDITED BALANCE SHEET
                            (Thousands of Dollars)
                              December 31, 1999


                            ASSETS
 Property, plant and equipment, at cost                                   1,012
                                                                    -----------
 Current assets:
      Cash and temporary cash investments                                   573
      Accounts receivable from associated companies                      59,460
      Current portion of accumulated deferred income taxes                2,008
      Prepaid expenses and other                                         28,337
                                                                    -----------
        Total current assets                                             90,378
                                                                    -----------

 Deferred charges                                                         1,086
                                                                    -----------

      Total assets                                                       92,476
                                                                    ===========

                   CAPITAL AND LIABILITIES

 Common stock                                                                 1
 Retained earnings (deficit)                                                  -
                                                                    -----------
      Total capital                                                           1
                                                                    -----------

 Noncurrent liabilities                                                   1,129
                                                                    -----------
 Current liabilities:
      Notes payable and commercial paper                                 30,200
      Accounts payable                                                   30,423
      Accrued taxes                                                       2,790
      Other                                                              15,553
                                                                    -----------
        Total current liabilities                                        78,966
                                                                    -----------
  Deferred credits:
      Accumulated deferred income taxes                                   4,848
      Other                                                               7,532
                                                                    -----------
        Total deferred credits                                           12,380
                                                                    -----------

      Total capital & liabilities                                        92,476
                                                                    ===========

                 NC ENTERPRISES, INC. AND SUBSIDIARIES
                  UNAUDITED CONSOLIDATED BALANCE SHEET
                         (Thousands of Dollars)
                           December 31, 1999


                         ASSETS
 Property, plant and equipment, at cost                                  46,128
 Accumulated depreciation                                                (8,504)
                                                                    -----------
      Total property, plant and equipment                                37,624
                                                                    -----------
 Investments, at cost:
      Investments in unconsolidated subsidiaries                        391,754
      Other                                                              71,342
                                                                    -----------
        Total investments                                               463,096
                                                                    -----------
 Current assets:
      Cash and temporary cash investments                                29,015
      Accounts receivable                                                96,518
      Accounts receivable from associated companies                      26,150
      Taxes receivable                                                    4,806
      Materials and supplies                                              2,303
      Prepaid expenses and other                                         10,823
                                                                    -----------
        Total current assets                                            169,615
                                                                    -----------

 Deferred charges                                                        51,695
                                                                    -----------

      Total assets                                                      722,030
                                                                    ===========


                 CAPITAL AND LIABILITIES

 Common stock                                                           177,608
 Retained earnings                                                       58,002
 Accumulated other comprehensive income                                  (2,951)
                                                                    -----------
      Total common equity                                               232,659
 Long-term debt                                                          17,286
 Notes payable to associated companies                                  311,656
                                                                    -----------
      Total capital                                                     561,601
                                                                    -----------

 Noncurrent liabilities                                                     257
                                                                    -----------
 Current liabilities:
      Long-term debt due within one year                                  3,395
      Accounts payable                                                   82,755
      Accounts payable to associated companies                           20,559
      Other                                                              18,310
                                                                    -----------
        Total current liabilities                                       125,019
                                                                    -----------
 Deferred credits:
      Accumulated deferred income taxes                                  24,466
      Other                                                              10,687
                                                                    -----------
        Total deferred credits                                           35,153
                                                                    -----------

      Total capital & liabilities                                       722,030
                                                                    ===========